NO ACT

PE

11-28-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12025122

Received SEC

JAN 04 2012

Washington, DC 20549

January 4, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-4-12

Margaret M. Foran
Prudential Financial, Inc.
margaret.foran@prudential.com

Re: Prudential Financial, Inc.
Incoming letter dated November 28, 2011

Dear Ms. Foran:

This is in response to your letters dated November 28, 2011 and December 1, 2011 concerning the shareholder proposal submitted to Prudential Financial by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

January 4, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Prudential Financial, Inc.
Incoming letter dated November 28, 2011

The proposal requests that Prudential Financial's board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years Prudential Financial's audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that Prudential Financial may exclude the proposal under rule 14a-8(i)(7), as relating to Prudential Financial's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of Prudential Financial's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Prudential Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



RECEIVED
2011 NOV 29 PM 1:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Margaret M. Foran
Chief Governance Officer, VP, and Corporate Secretary

Prudential Financial, Inc.
751 Broad Street, Newark NJ 07102-3777
Tel 973-802-7770 Fax 973-802-8287
margaret.foran@prudential.com

November 28, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Prudential Financial, Inc.*
Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Prudential Financial, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Be it Resolved: That the shareholders of Prudential Financial Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following the adoption of the Rotation Policy.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Pertains To Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff consistently has viewed shareholder proposals concerning the selection and engagement of the independent auditor as relating to a company's ordinary business matters and excludable under Rule 14a-8(i)(7). For example, in *Rite-Aid Corp.* (avail. Mar. 31, 2006), the Staff concurred that the company could exclude a proposal requesting that the board initiate processes to amend the company's corporate governance documents to require that the board present the appointment of the independent auditor for shareholder ratification or rejection at annual meetings. The Staff noted that the proposal implicated the company's ordinary business operations ("i.e., the method of selecting independent auditors"). *See also The Charles Schwab Corp.* (avail. Feb. 23, 2005) (proposal requesting that the board adopt a policy that the company's independent auditor be submitted for shareholder ratification was excludable as relating to ordinary business operations ("i.e., the method of selecting independent auditors")); *Xcel Energy Inc.* (avail. Feb. 23, 2005) (same); *Xcel Energy Inc.* (avail. Jan. 28, 2004) (same).

Moreover, in a long series of precedent, the Staff has concurred in the exclusion of shareholder proposals that seek to require the rotation of or to limit the term of engagement of a company's independent auditor because such proposals relate to the companies' ordinary business operations. Most recently, in *Hewlett-Packard Co.* (avail. Nov. 18, 2011), the Staff concurred in the exclusion of a shareholder proposal substantially similar to the Proposal requesting that the company's "board of directors and its audit committee establish an 'Audit Firm Rotation Policy' that requires that at least every seven years [the company]'s audit firm rotate off the engagement for a minimum of three years." *See also Deere & Co.* (avail. Nov. 18, 2011) (same). Previously, in *J.P. Morgan Chase & Co.* (avail. Mar. 5, 2010), the Staff concurred that the company could exclude a shareholder proposal requesting that the company's board of directors limit the engagement of the company's independent auditor to five years because "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." *See also Masco Corp.* (avail. Jan. 13, 2010) (same); *Masco Corp.* (avail. Nov. 14, 2008) (same); *Masco Corp.* (avail. Feb. 26, 2008) (same); *El Paso Corp.* (avail. Feb. 23, 2005) (proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years could be excluded as relating to the company's ordinary business operations); *Kimberly-Clark Corp.* (avail. Dec. 21, 2004) (proposal requesting that the board take the necessary steps to ensure that the company will rotate its auditing firm every five years could be excluded as relating to the company's ordinary business operations); *Kohl's Corp.* (avail. Jan. 27, 2004) (proposal requesting that the board adopt a policy that the company select a new independent auditor at least every ten years could be excluded as relating to the company's ordinary business operations); *The Allstate Corp.* (avail. Feb. 5, 2003) (proposal requesting that the board initiate processes to amend the company's governance documents to provide for the engagement of a new independent auditor every four years could be excluded as relating to the company's ordinary business operations); *Bank of America Corp.* (avail. Jan. 2, 2003) (same); *WGL Holdings, Inc.* (avail. Dec. 6, 2002) (proposal requesting that the board adopt a policy to select a new independent auditor at least every five years could be excluded as relating to the company's ordinary business operations); *Transamerica Corp.* (avail. Mar. 8, 1996) (proposal requesting the rotation of the independent auditor every four years could be excluded as relating to the company's ordinary business operations); *Mobil Corp.* (avail. Jan. 3, 1986) (proposal requiring the rotation of the independent auditor at least every five years could be excluded as relating to the company's ordinary business operations).

The selection, retention and termination of the Company's independent auditor are the responsibilities of the Company's Audit Committee and are not appropriate matters for shareholder oversight. Under Rule 10A-3(b)(2) of the Securities Exchange Act of 1934, as amended, the audit committee "must be directly responsible for the appointment, compensation, retention and oversight" of the independent auditor. Section 303A.06 of the New York Stock Exchange (the "NYSE") Listed Company Manual requires that the audit committees of its listed companies satisfy the requirements of Rule 10A-3. Consistent with these requirements, the Company's Audit Committee's charter states that the Audit Committee "will determine whether to retain or, if appropriate, terminate the independent registered public accounting firm." The Proposal seeks to impermissibly constrain the Audit Committee's discretion with respect to the Committee's mandated responsibilities under Rule 10A-3 and Section 303A.06 of the NYSE Listed Company Manual by requiring the termination of its current independent auditor and the engagement of a new independent auditor after a maximum period of seven years.

In addition, the decision to retain a particular auditing firm as the Company's independent auditor requires the consideration of many factors that shareholders would not be able to adequately assess on behalf of the Company. For example, some of the factors influencing the suitability and availability of independent auditing firms include: the reputation and integrity of the firms; the capabilities of such firms to competently audit the Company (considering its geographic and operational scope); the quality of the engagement teams proposed to staff the Company's audit; the firms' expertise in the various jurisdictions' accounting, auditing and regulatory standards applicable to the Company; the firms' knowledge of the Company's industry; the firms' relationships with the Company's competitors; the firms' relationships with the Company that could impair independence; and the performance of the current independent auditor in past audits of the Company. In addition, the Audit Committee is best positioned to evaluate other potential costs and benefits of selecting a new independent auditor, such as the costs associated with familiarizing a new firm with the Company and its financial reporting and internal control systems. Without regard to such considerations, the policy requested by the Proposal would require the Company to engage a new independent auditor at least every seven years, even if the Audit Committee determines that a change in the independent auditor would not be in the Company's best interests.

By requesting that the Board and the Audit Committee establish a policy requiring that "at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years," regardless of any reasons the Audit Committee may have to retain a particular auditor for longer than seven years or to re-engage an auditor after a period of less than three years, the Proposal implicates the type of fundamental and complex matters that are inappropriate for shareholder proposals. Furthermore, as discussed above, the Staff consistently has concurred that shareholder proposals addressing the mandatory rotation of the independent auditor may be excluded from a company's proxy materials as ordinary business.

In addition, we are aware that the Public Company Accounting Oversight Board (the "PCAOB") recently released a concept release seeking comment on whether the PCAOB should impose mandatory audit firm rotation[1] and that the European Commission recently adopted a green paper on audit policy which noted that mandatory rotation of audit firms should be considered.[2] However, these actions do not demonstrate that audit firm rotation has "emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7)," *AT&T Inc.* (avail. Feb. 2, 2011, *recon. denied* Mar. 4, 2011) (concurring with the exclusion of a shareholder proposal regarding net neutrality as relating to the company's ordinary business operations even while noting that the topic appeared to be an important business matter for the company and had recently attracted increasing levels of public attention). Rather, the topic of mandatory audit firm rotation has long been a subject of consideration by the Commission, legislators and others, including throughout times during which the Staff concurred in the exclusion of the mandatory audit firm rotation shareholder proposals cited above.[3] Thus, the issuance of the PCAOB concept release and the European Commission green paper are not sufficient to elevate the topic of mandatory audit firm rotation to the level of "a consistent topic of widespread public debate" such that it should be considered a significant policy issue. Accordingly, the Company believes that, like the proposals describe above, the Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

---

[1] *See* Concept Release on Auditor Independent and Audit Firm Rotation; Notice of Roundtable, PCAOB Release No. 2011-006 (Aug. 16, 2011).

[2] *See* Green Paper, Audit Policy: Lessons from the Crisis, European Commission COM(2010) 561 (Oct. 13, 2010).

[3] *See, e.g.*, U.S. SECURITIES AND EXCHANGE COMMISSION, OFFICE OF THE CHIEF ACCOUNTANT, STAFF REPORT ON AUDITOR INDEPENDENCE 52-54 (1994); STAFF OF SUBCOMM. ON REPORTS, ACCOUNTING AND MANAGEMENT OF THE S. COMM. ON GOVERNMENT OPERATIONS, 95th CONG., THE ACCOUNTING ESTABLISHMENT 21 (Comm. Print 1997); *Accounting Reform and Investor Protection Issues Raised by Enron and Other Companies: Hearings Before the S. Comm. on Banking, Housing and Urban Affairs*, 107th Cong. 15, 17, 24, 51, 52, 65, 76, 84, 220, 249, 347-48, 821, 990, 1079, 1122 (2002); U.S. GENERAL ACCOUNTING OFFICE, REQUIRED STUDY ON THE POTENTIAL EFFECTS OF MANDATORY AUDIT FIRM ROTATION 5, 8 (2003).

If we can be of any further assistance in this matter, please do not hesitate to call me at (973) 802-7770 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Margaret M. Foran

Enclosures

cc: Edward J. Durkin, United Brotherhood of Carpenters Pension Fund

Exhibit A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 973-802-8287]

November 17, 2011

Margaret M. Foran
Chief Governance Officer,
Vice President and Corporate Secretary
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

Dear Ms. Foran:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Prudential Financial, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to audit firm rotation, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 6,262 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of Prudential Financial Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Research on the terms of engagement between audit firms and client corporations indicates that at the largest 500 companies long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, Prudential Financial Inc. has paid its audit firm, PricewaterhouseCoopers LLP, a total of $283,200,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years, thereby limiting long-term client-audit firm relationships that may compromise audit firm independence.



Margaret M. Foran
Chief Governance Officer, VP, and Corporate Secretary

Prudential Financial, Inc.
751 Broad Street, Newark NJ 07102-3777
Tel 973-802-7770 Fax 973-802-8287
margaret.foran@prudential.com

December 1, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Prudential Financial, Inc.*
Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Prudential Financial, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Be it Resolved: That the shareholders of Prudential Financial Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following the adoption of the Rotation Policy.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Pertains To Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff consistently has viewed shareholder proposals concerning the selection and engagement of the independent auditor as relating to a company's ordinary business matters and excludable under Rule 14a-8(i)(7). For example, in *Rite-Aid Corp.* (avail. Mar. 31, 2006), the Staff concurred that the company could exclude a proposal requesting that the board initiate processes to amend the company's corporate governance documents to require that the board present the appointment of the independent auditor for shareholder ratification or rejection at annual meetings. The Staff noted that the proposal implicated the company's ordinary business operations ("i.e., the method of selecting independent auditors"). *See also The Charles Schwab Corp.* (avail. Feb. 23, 2005) (proposal requesting that the board adopt a policy that the company's independent auditor be submitted for shareholder ratification was excludable as relating to ordinary business operations ("i.e., the method of selecting independent auditors")); *Xcel Energy Inc.* (avail. Feb. 23, 2005) (same); *Xcel Energy Inc.* (avail. Jan. 28, 2004) (same).

Moreover, in a long series of precedent, the Staff has concurred in the exclusion of shareholder proposals that seek to require the rotation of or to limit the term of engagement of a company's independent auditor because such proposals relate to the companies' ordinary business operations. Most recently, in *Hewlett-Packard Co.* (avail. Nov. 18, 2011), the Staff concurred in the exclusion of a shareholder proposal substantially similar to the Proposal requesting that the company's "Board of Directors and its Audit Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the [c]ompany's audit firm rotate off the engagement for a minimum of three years." *See also Deere & Co.* (avail. Nov. 18, 2011) (same). Previously, in *J.P. Morgan Chase & Co.* (avail. Mar. 5, 2010), the Staff concurred that the company could exclude a shareholder proposal requesting that the company's board of directors limit the engagement of the company's independent auditor to five years because "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." *See also Masco Corp.* (avail. Jan. 13, 2010) (same); *Masco Corp.* (avail. Nov. 14, 2008) (same); *Masco Corp.* (avail. Feb. 26, 2008) (same); *El Paso Corp.* (avail. Feb. 23, 2005) (proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years could be excluded as relating to the company's ordinary business operations); *Kimberly-Clark Corp.* (avail. Dec. 21, 2004) (proposal requesting that the board take the necessary steps to ensure that the company will rotate its auditing firm every five years could be excluded as relating to the company's ordinary business operations); *Kohl's Corp.* (avail. Jan. 27, 2004) (proposal requesting that the board adopt a policy that the company select a new independent auditor at least every ten years could be excluded as relating to the company's ordinary business operations); *The Allstate Corp.* (avail. Feb. 5, 2003) (proposal requesting that the board initiate processes to amend the company's governance documents to provide for the engagement of a new independent auditor every four years could be excluded as relating to the company's ordinary business operations); *Bank of America Corp.* (avail. Jan. 2, 2003) (same); *WGL Holdings, Inc.* (avail. Dec. 6, 2002) (proposal requesting that the board adopt a policy to select a new independent auditor at least every five years could be excluded as relating to the company's ordinary business operations); *Transamerica Corp.* (avail. Mar. 8, 1996) (proposal requesting the rotation of the independent auditor every four years could be excluded as relating to the company's ordinary business operations); *Mobil Corp.* (avail. Jan. 3, 1986) (proposal requiring the rotation of the independent auditor at least every five years could be excluded as relating to the company's ordinary business operations).

The selection, retention and termination of the Company's independent auditor are the responsibilities of the Company's Audit Committee and are not appropriate matters for shareholder oversight. Under Rule 10A-3(b)(2) of the Securities Exchange Act of 1934, as amended, the audit committee "must be directly responsible for the appointment, compensation, retention and oversight" of the independent auditor. Section 303A.06 of the New York Stock Exchange (the "NYSE") Listed Company Manual requires that the audit committees of its listed companies satisfy the requirements of Rule 10A-3. Consistent with these requirements, the Company's Audit Committee's charter states that the Audit Committee "has the sole authority and responsibility to appoint (which appointment may be presented to shareholders for ratification), compensate, retain, oversee, evaluate, and when appropriate, replace the independent auditor . . . ." The Proposal seeks to impermissibly constrain the Audit Committee's discretion with respect to the Committee's mandated responsibilities under Rule 10A-3 and Section 303A.06 of the NYSE Listed Company Manual by requiring the termination of its current independent auditor and the engagement of a new independent auditor after a maximum period of seven years.

In addition, the decision to retain a particular auditing firm as the Company's independent auditor requires the consideration of many factors that shareholders would not be able to adequately assess on behalf of the Company. For example, some of the factors influencing the suitability and availability of independent auditing firms include: the reputation and integrity of the firms; the capabilities of such firms to competently audit the Company (considering its geographic and operational scope); the quality of the engagement teams proposed to staff the Company's audit; the firms' expertise in the various jurisdictions' accounting, auditing and regulatory standards applicable to the Company; the firms' knowledge of the Company's industry; the firms' relationships with the Company's competitors; the firms' relationships with the Company that could impair independence; and the performance of the current independent auditor in past audits of the Company. In addition, the Audit Committee is best positioned to evaluate other potential costs and benefits of selecting a new independent auditor, such as the costs associated with familiarizing a new firm with the Company and its financial reporting and internal control systems. Without regard to such considerations, the policy requested by the Proposal would require the Company to engage a new independent auditor at least every seven years, even if the Audit Committee determines that a change in the independent auditor would not be in the Company's best interests.

By requesting that the Board and the Audit Committee establish a policy requiring that "at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years," regardless of any reasons the Audit Committee may have to retain a particular auditor for longer than seven years or to re-engage an auditor after a period of less than three years, the Proposal implicates the type of fundamental and complex matters that are inappropriate for shareholder proposals. Furthermore, as discussed above, the Staff consistently has concurred that shareholder proposals addressing the mandatory rotation of the independent auditor may be excluded from a company's proxy materials as ordinary business.

In addition, we are aware that the Public Company Accounting Oversight Board (the "PCAOB") recently released a concept release seeking comment on whether the PCAOB should impose mandatory audit firm rotation[1] and that the European Commission recently adopted a green paper on audit policy which noted that mandatory rotation of audit firms should be considered.[2] However, these actions do not demonstrate that audit firm rotation has "emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7)," *AT&T Inc.* (avail. Feb. 2, 2011, *recon. denied* Mar. 4, 2011) (concurring with the exclusion of a shareholder proposal regarding net neutrality as relating to the company's ordinary business operations even while noting that the topic appeared to be an important business matter for the company and had recently attracted increasing levels of public attention). Rather, the topic of mandatory audit firm rotation has long been a subject of consideration by the Commission, legislators and others, including throughout times during which the Staff concurred in the exclusion of the mandatory audit firm rotation shareholder proposals cited above.[3] Thus, the issuance of the PCAOB concept release and the European Commission green paper are not sufficient to elevate the topic of mandatory audit firm rotation to the level of "a consistent topic of widespread public debate" such that it should be considered a significant policy issue. Accordingly, the Company believes that, like the proposals describe above, the Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

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1 *See* Concept Release on Auditor Independent and Audit Firm Rotation; Notice of Roundtable, PCAOB Release No. 2011-006 (Aug. 16, 2011).

2 *See* Green Paper, Audit Policy: Lessons from the Crisis, European Commission COM(2010) 561 (Oct. 13, 2010).

3 *See, e.g.*, U.S. SECURITIES AND EXCHANGE COMMISSION, OFFICE OF THE CHIEF ACCOUNTANT, STAFF REPORT ON AUDITOR INDEPENDENCE 52-54 (1994); STAFF OF SUBCOMM. ON REPORTS, ACCOUNTING AND MANAGEMENT OF THE S. COMM. ON GOVERNMENT OPERATIONS, 95th CONG., THE ACCOUNTING ESTABLISHMENT 21 (Comm. Print 1997); *Accounting Reform and Investor Protection Issues Raised by Enron and Other Companies: Hearings Before the S. Comm. on Banking, Housing and Urban Affairs*, 107th Cong. 15, 17, 24, 51, 52, 65, 76, 84, 220, 249, 347-48, 821, 990, 1079, 1122 (2002); U.S. GENERAL ACCOUNTING OFFICE, REQUIRED STUDY ON THE POTENTIAL EFFECTS OF MANDATORY AUDIT FIRM ROTATION 5, 8 (2003).

If we can be of any further assistance in this matter, please do not hesitate to call me at (973) 802-7770 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Margaret M. Foran

Enclosures

cc: Edward J. Durkin, United Brotherhood of Carpenters Pension Fund

101190265.3



Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 973-802-8287]

November 17, 2011

Margaret M. Foran
Chief Governance Officer,
Vice President and Corporate Secretary
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

Dear Ms. Foran:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Prudential Financial, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to audit firm rotation, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 6,262 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Audit Firm Rotation Policy Proposal

Be It Resolved: That the shareholders of Prudential Financial Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Research on the terms of engagement between audit firms and client corporations indicates that at the largest 500 companies long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, Prudential Financial Inc. has paid its audit firm, PricewaterhouseCoopers LLP, a total of $283,200,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years, thereby limiting long-term client-audit firm relationships that may compromise audit firm independence.